EXHIBIT 99.5

Mogo Announces First Quarter 2019 Financial Results

Core Revenue up 57% year over year to $16.4 Million

Subscription & Services Revenue Grows 68% year over year to $8.3 Million

Adjusted EBITDA Increases 639% year over year to a quarterly record $2.2 Million

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, May 14, 2019 - Mogo Finance Technology Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), a digital challenger to Canada’s banks, today announced its financial and operational results for the first quarter ended March 31, 2019.

“Fast-growing fintechs are challenging legacy banks globally, using technology to transform the user experience and introduce better products - with dramatically lower fees - that help consumers improve their financial health,” said David Feller, Mogo’s Founder and CEO. “That’s our driving mission at Mogo, and we’re off to an excellent start in 2019 as we continue to enhance Canada’s leading mobile-first digital platform. This year, we continue to focus on improvements to the platform and product experience that make it easier for consumers to improve their financial health.  This includes new features like Cashback on our MogoCard, as well as integrating new third-party solutions like Plaid that help reduce the friction of onboarding while also enabling us to gather more data and insights to better serve our members. Our strategic priorities for 2019 also include the continued expansion of our product offering and partner ecosystem, as we identify best-in-class products to bring to our growing member base.”

“As we attract more members to the Mogo platform - and convert more of them to revenue-generating customers - we continue to deliver strong organic growth with our Core revenue up 57% and our high-margin Subscription & Services revenue, which increased 68% year over year, continuing to drive the majority of this growth,” said Greg Feller, President and CFO. “At the same time, we generated record contribution of $6 million in the quarter which highlights the strong underlying economics of our products and helped drive a 639% increase in EBITDA to a record $2.2 million in the quarter. The recently announced transaction with Difference Capital will also significantly strengthen our financial position, bringing in more than $30 million in cash and monetizable assets to support our growth and continued investment in our platform, products and overall user experience.”

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Q1 2019 Financial Highlights

•	Core revenue (which now equals total revenue)[1] increased by 57% to $16.4 million, compared with $10.4 million in the same period in 2018. Subscription and services revenue grew to $8.3 million, a 68% increase from the comparable quarter in 2018.

•	Gross profit increased 14% to $10.7 million (65% of revenue), compared with $9.4 million (65% of revenue) in the first quarter of 2018. Gross margin increased by more than 300 basis points from Q4 2018.

•	Contribution increased by 13% year over year to a record $6.0 million, representing a 37% margin. Contribution also increased sequentially by approximately $1.0 million over Q4 2018 Contribution of $5.1 million (32% of revenue).

•	Adjusted EBITDA reached a record $2.2 million (14% of total revenue), an increase of 639% from the prior year and the fourth quarter in a row of expanding margins.

•	Adjusted net loss improved to $4.7 million, compared with $4.9 million for the first quarter of 2018.

•	Cash flow from operations before investment in receivables was positive $2.9 million, up from $(0.2) million in the first quarter of 2018.

•	Average core revenue per member (“Core ARPM”) increased 16% over the first quarter of 2018 to $84.

•	At March 31, 2019, the Company had $16.3 million in cash and up to an additional $173 million, upon certain conditions, from undrawn facilities available to support future growth.

Q1 2019 Business Highlights

•	Active members increased 34% year over year to 808,000 at quarter end.

•	Further development of MogoWealth platform to support the introduction of new investment options in 2019.

•	Continued to enhance best-in-class digital experience through the adoption of technology from customer-experience leader Plaid.

•	Subsequent to quarter end, announced business combination with Difference Capital Financial, which will give Mogo access to approximately $9 million in cash and a portfolio of investments in some of the premier private technology companies in Canada, including Hootsuite and Vision Critical, valued at approximately $24 million.[2]

1.	Core revenue is calculated as total revenue less revenue from loan fees, which are related to the Company's legacy short-term loan products that were phased out in the third quarter of 2018. Beginning in the quarter ended March 31, 2019, core revenue equals total revenue and the term core revenue is used in this press release for the purposes of comparison to prior periods.

2.	Values are based on management estimates and subject to change. The transaction is subject to Mogo shareholder approval, regulatory approval and satisfaction of other customary conditions. The transaction is expected to close in the second quarter of 2019.

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Conference Call & Webcast

Mogo will host a conference call to discuss its Q1 2019 financial results at 5:00 p.m. EDT on May 14, 2019. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (416) 764-8688 or (888) 390-0546 using the conference ID 73041482.  The webcast can be accessed at  http://bit.ly/2XKaw0B or http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected. A copy of the presentation will be available at http://investors.mogo.ca.

1)      Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue (total revenue excluding loan fees), adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in loans receivable, core ARPM, contribution, contribution margin, and Mogo members, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the First Quarter Ended March 31, 2019 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding Mogo’s strategic priorities and expectations for 2019. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its financial performance for 2019 are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo (TSX: MOGO; NASDAQ: MOGO) - a financial technology company - is a digital challenger to the banks in Canada, empowering consumers with simple solutions to help them manage their financial health. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, digital spending account with Platinum Prepaid Visa® Card, digital mortgage experience, the MogoCrypto account, the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products through MogoMoney. The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account. With more than 800,000 members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:
Craig Armitage

Investor Relations

craiga@mogo.ca
(416) 347-8954

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